Exhibit 99.19

TO THE SHAREHOLDERS

We are pleased to report on your Company’s results for the six months ended June 30, 2017, the Company’s first public reporting period as a result of our recent listing on the Canadian Securities Exchange (“CSE”).

Revenues for the three and six month periods ended June 30, 2017 were $4,541,378 and $7,574,623 respectively compared to $798,403 and $1,499,180 in the comparable 2016 periods. Net Income (loss) for the three and six month periods ended June 30, 2017 were $754,864 and ($23,040) respectively compared to ($1,565,661) and ($2,253,574) in the comparable 2016 periods.

During the period we experienced dynamic growth in all areas of the Company as we continue to execute our business plan aimed at being a market leader and innovator in the development of products and services to better serve our patients and physicians. Our standardized, pesticide-free products and our physician education programs continue to position us as one of the premier providers resulting in exceptional new patient growth.

Subsequent to the end of the current quarter we have increased our active patient base by 25% to in excess of 25,000, with sales now exceeding $1.9 million per month.

Our recent listing on the CSE will provide the Company with the exposure, platform and access to capital markets required to effectively compete and participate in the dynamic growth of our industry.

The pending legislation to legalize the adult consumer use of cannabis provides a major opportunity for the Company and we believe that our Greenhouse expansion in Niagara will give us the capacity to garner a substantial share of this market. The Phase 1 development of our 430,000 square foot Niagara Greenhouse is well under way and is scheduled to be online in the fall of 2017. Together with Phase 2, which is expected to be completed in 2018, this Facility should provide the Company with an increase in annual growing capacity of approximately 40,000 kg from its current 2,500 kg.

We have assembled an amazing team with varying talents, all of whom have helped us build a business designed to meet the highest standards and which will allow us to reach our full potential.

We thank all of our shareholders for their ongoing interest and support and invite you to visit our investor relations page at www.canntrust.ca/investor-relations.

On behalf of the Board,

Signed “Eric Paul”

Eric Paul

Chief Executive Officer